

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2022

Larry Xianghong Wu
Majority Owner of General Partner
UC Asset LP
2299 Perimeter Park Drive, Suite 120
Atlanta, Georgia 30341

> **Re: UC Asset LP**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Response Dated October 29, 2021**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2021**
> **File No. 000-56203**

Dear Mr. Wu:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

Registration Statement on Form 10-12G, Response Dated October 29, 2021

Note 4 - Fair Value of Financial Instruments, page F-9

1. We have considered your response to our prior comment 1 in your letter dated September 15, 2021. We object to your conclusion that UC Asset LP and its subsidiaries met the criteria to apply Investment Company accounting under ASC 946 for its historical periods presented. We do not believe the Company met the fundamental characteristic criteria as described under ASC 946-10-15-6 at entity inception, and do not believe there has been a reconsideration event under ASC 946-10-25-1. Please restate your previously issued financial statements accordingly. Additionally, please also file a Form 8-K pursuant to Item 4.02 disclosing that the financial statements in these filings should no longer be

relied upon.

Form 10-K for Fiscal Year Ended December 31, 2020 and Form 10-Q for Fiscal Quarter Ended March 31, 2021

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 1

2.   We note your response to comment 7 relating to your Form 10-Qs and we reissue it. Please disclose the material terms of the acquisition of the Rufus Rose House by ALS. In addition, provide the basis for the statement that ALS expects to collect $1 million to $5 million from sales of the NFTs. See Item 10(b) of Regulation S-K for the Commission policy on projections.

3.   We reissue comment 5. Please discuss the material changes from period-to-period in the financial statements, as required by Item 303(b) of Regulation S-K. This comment also applies to the Forms 10-Q for the quarters ended March 31, 2021 and June 30, 2021.

       You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction

cc: Richard W. Jones